Sancilio Pharmaceuticals Company, Inc.

2129 N. Congress Avenue

Riviera Beach, FL 33404

(561) 847-2302

September 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Sancilio Pharmaceuticals Company, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-206694

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sancilio Pharmaceuticals Company, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-206694), together with all amendments and exhibits thereto (collectively, the “Form S-1”). The Form S-1 was originally submitted confidentially to the Commission on May 14, 2015 and was initially filed on August 31, 2015.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Form S-1 has not been declared effective and the Company hereby confirms that no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Form S-1 (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

Please send a copy of Order to the undersigned at Sancilio Pharmaceuticals Company, Inc., 2129 N. Congress Avenue, Riviera Beach, FL 33404, with a copy to Company’s counsel, Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL 33301, attention Kara L. MacCullough.

If you have any questions or require any further information, please contact Kara L. MacCullough at 954-768-8255.

Respectfully submitted,

Sancilio Pharmaceuticals Company, Inc.

By:	/s/ Marc Wolff
	Name:	Marc Wolff
	Title:	Executive Vice President and
Chief Financial Officer

cc:	Kara L. MacCullough, Greenberg Traurig, P.A.

Flora R. Perez, Greenberg Traurig, P.A.